Filed Pursuant to Rule 433
Registration Nos. 333-189460,
 333-189460-01 and 333-189460-02
Free Writing Prospectus dated September 8, 2014
FIA Card Services, National Association
Sponsor, Servicer and Originator
BA Credit Card Funding, LLC
Transferor and Depositor
BA Credit Card Trust
Issuing Entity
BAseries Class A(2014-3) Notes

The transferor has prepared a preliminary prospectus supplement dated September 8, 2014 and prospectus dated September 8, 2014 that describe the Class A(2014-3) notes to be issued by the issuing entity.  You should review the prospectus supplement and the prospectus in their entirety before deciding to purchase any of the Class A(2014-3) notes.

Ratings

The issuing entity will issue the Class A(2014-3) notes only if they are rated by the following nationally recognized statistical rating organizations as follows:

Moody's Investors Service, Inc.	Aaa(sf)*

Standard & Poor's Rating Services	AAA(sf)*

Fitch Ratings, Inc.	AAAsf*

A rating addresses the likelihood of the payment of interest on a note when due and the ultimate payment of principal of that note by its legal maturity date.  A rating does not address the likelihood of payment of principal of a note on its expected principal payment date.  In addition, a rating does not address the possibility of an early payment or acceleration of a note, which could be caused by an early redemption event or an event of default.  A rating is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time by the assigning rating agency.  A rating is based on each rating agency's independent evaluation of the receivables and the availability of any credit enhancement for the notes.  Ratings will be monitored by the applicable rating agencies while the notes are outstanding and, in certain instances described in the prospectus supplement and the prospectus, FIA Card Services, National Association or its affiliates may from time to time request the applicable rating agencies to confirm their ratings with respect to the notes.  A rating, or a change or a withdrawal of a rating, by one rating agency will not necessarily correspond to a rating, or a change or a withdrawal of a rating, from any other rating agency.  If any of the ratings of these Class A(2014-3) notes changes, Class A(2014-3) noteholders will not be so notified by FIA Card Services, National Association, BA Credit Card Funding, LLC or BA Credit Card Trust.

Underwriters

BofA Merrill Lynch
Citigroup
Deutsche Bank Securities
MUFG
RBC Capital Markets

The transferor has filed a registration statement as amended (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus supplement and the prospectus in that registration statement and other documents the transferor has filed with the SEC for more complete information about the transferor, the issuing entity and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the transferor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling 1‑800‑294‑1322.

*  An "(sf)" or "sf" in the credit rating denotes an identification for structured finance product ratings.